SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 20, 2014

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

•	“Philips Q3 2014 Quarterly report”, dated October 20, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 20th day of October 2014.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Q3 2014 Quarterly report

Philips reports Q3 sales of EUR 5.5 billion and operational results of EUR 536 million

•	Comparable sales growth flat, with sales in growth geographies up 2%

•	EBITA, excluding restructuring and acquisition-related charges and other items, amounted to EUR 536 million, or 9.7% of sales, compared to 11.4% in Q3 2013

•	EBITA amounted to a loss of EUR 7 million, primarily impacted by charges related to IP litigation and the voluntary production suspension at the Cleveland facility

•	Net loss of EUR 103 million, compared to net income of EUR 281 million in Q3 2013

•	Currencies negatively impacted sales by 1.7% and EBITA by 0.9 percentage points of sales

•	Free cash flow of EUR 166 million, compared to EUR 122 million in Q3 2013

•	Started the process of creating two market-leading companies focused to capitalize on the HealthTech and Lighting solutions opportunities

Frans van Houten, CEO:

“The successful execution of our Accelerate! program continues to improve operational performance in most of our businesses. We are very excited by the vast opportunities in the HealthTech and Lighting solutions markets that we will capitalize on with the creation of two dedicated market-leading companies.

As we manage through a challenging 2014 and given a number of incidentals, we are not satisfied with our overall performance in the third quarter. We are facing sustained softness in a number of markets such as China and Russia. We were also confronted by an adverse jury verdict with a surprisingly high proposed award in the Masimo litigation, which we will appeal. On a positive note, production at our Cleveland facility is ramping up.

In Healthcare, we were pleased to win four multi-year strategic contracts, thereby demonstrating that our integrated solutions are gaining momentum despite a very slow market. In Consumer Lifestyle, our focus on health and wellness products is yielding good results, as demonstrated by the solid performance of Oral Healthcare and Mother & Child Care, despite challenging conditions in some of our bigger markets. In Lighting, we improved the performance of Consumer Luminaires in Europe and achieved double-digit growth and market share gains in Lumileds, which helped to balance the decline in conventional lighting.

As a few of the near-term headwinds start to abate and our Accelerate! program continues to improve our operational performance, we expect our adjusted EBITA in the second half of 2014 to be slightly below the adjusted EBITA in the same period last year and we remain committed to our 2016 financial targets.”

Q3 financial and operational overview:

Healthcare

“We are making good progress in the remediation of the quality management system at our Cleveland facility. We have now also resumed production of the iCT and Ingenuity scanners, and production ramp-up will continue through the first quarter of 2015. This will contribute to improved performance in the fourth quarter and into 2015.

More broadly, we are seeing good traction with our programs that address government and health system goals of improving population health and delivering quality care more effectively. This is illustrated by our new 15-year contract with the Reinier de Graaf hospital in the Netherlands, the 14-year contract with the Karolinska University Hospital and the Stockholm County Council, and the 10-year contract related to the 700-bed Philippine Orthopedic Centre in the Philippines, where our systems and consultancy will help improve operational performance.”

Healthcare comparable sales grew by 1% year-on-year. The EBITA margin, excluding restructuring costs and various charges, was 12%, a decrease of 2.6 percentage points year-on-year. Currency-comparable equipment order intake declined by 1%.

Consumer Lifestyle

“In Consumer Lifestyle, we are continuing to expand our offering to help consumers make healthier choices every day and drive value from the ‘Internet of Things’. In the third quarter, we introduced a number of digital cloud-connected solutions, including an application to manage chronic pain treatment and an oral healthcare application that helps children to brush their teeth more effectively.”

Consumer Lifestyle comparable sales increased by 5%, with mid-single-digit growth in Health & Wellness and Domestic Appliances and low-single-digit growth in Personal Care. The EBITA margin, excluding restructuring and acquisition-related charges and other items, was 10.6%, compared with 11.1% in the same period last year. The margin decline was attributable to country and product mix.

The company also launched a series of exciting new products. Philips expanded the geographic reach of its domestic appliances with the NoodleMaker now available in Japan, Australia and North America, and is seeing sustained strong global demand for the Philips Airfryer. Building on its Male Grooming growth strategy to drive loyalty and to create more value among existing users, the flagship Philips Shaver Series 9000 is being launched in 47 countries. Philips’ latest innovations in skincare, the Philips VisaCare and VisaPure, and in hair removal, Philips Lumea, are delivering strong growth in markets around the world.

Lighting

“In Lighting, we are solving customer needs with exciting energy-efficient LED solutions, and our breakthrough range of Hue Beyond connected luminaires illustrates how well-positioned we are to drive profitable growth through leading LED innovations, connected ecosystems and professional systems and services. We saw encouraging wins, including a partnership in Indonesia to install LED lighting solutions in nearly 1,000 convenience stores and a contract to deliver LED pitch lighting for Chelsea’s Stamford Bridge stadium in London.”

Lighting comparable sales declined 1% year-on-year. LED-based sales grew by 28%, offset by a decline of 14% in overall conventional lighting sales. LED sales now represent 40% of total Lighting sales, compared to 30% in Q3 2013. Excluding restructuring charges and costs associated with setting up Automotive and Lumileds as a stand-alone company, the EBITA margin amounted to 9.7%. The EBITA margin was impacted by a combination of factors in China, including a slowing market and tightening liquidity resulting in customer credit provisions.

The recovery of Consumer Luminaires in Europe is progressing and the company continues to expect Consumer Luminaires’ adjusted EBITA to break-even for the full year. Philips’ progress in turning around Professional Lighting Solutions in North America also continued as it began to build growth momentum in September and expects to deliver profitable growth in the fourth quarter.

Innovation, Group & Services

“As part of our commitment to drive leadership positions in emerging business areas, in the third quarter Philips completed the acquisition of Unisensor, a small company offering technology which we plan to leverage for miniaturized, mobile diagnostic solutions. We are also installing Philips GreenPower LED in several horticulture projects in Belgium, Finland, the Netherlands, UK and Canada. Our LED light recipes have been recognized by international growers, as they help to boost crop growth and improve productivity. We’ve also seen encouraging traction in Digital Pathology, where we signed three new contracts in the third quarter.”

Excluding restructuring costs, provisions related to various legal matters in the quarter and the pension settlement loss in the third quarter of 2013, EBITA was a net cost of EUR 48 million, compared to a net cost of EUR 28 million in Q3 2013. The decrease was mainly due to higher investments in our emerging business areas and lower IP-related income.

Capital Markets Day strategic announcement

On September 23, 2014, Philips announced that it will sharpen its strategic focus by establishing two market-leading companies in HealthTech and Lighting solutions. Both companies will continue to leverage the Philips brand and will be optimally positioned to deliver long-term profitable growth. Philips has started the process of transitioning the Lighting solutions business into a separate legal structure. It is expected that the process of separation will take 12-18 months to complete.

Update on Accelerate! transformation program

Accelerate! continued to drive improvements across the organization, resulting in increased customer centricity, enhanced customer service levels, faster time-to-market for our innovations and higher cost productivity.

Professional Lighting Solutions in North America, for example, completed the redesign of its market-to-order processes in the third quarter. With access to new tools and application-specific expertise, customer service levels moved up to 95%. By deploying Lean, the company also achieved significant enhancements to customer service levels, lead times and quality levels, with many of its sites achieving double-digit productivity improvements.

Overhead cost savings amounted to EUR 37 million for the quarter, bringing the cumulative annualized overhead cost savings in the first nine months of the year to EUR 264 million. The Design for Excellence (DfX) program generated EUR 17 million of incremental savings in the bill of material in the quarter, resulting in EUR 187 million of cumulative DfX savings to date. The End2End productivity program achieved incremental savings of EUR 18 million in the quarter, which brings the cumulative amount of End2End productivity savings to EUR 50 million.

The next phase of productivity improvements will enable additional cost savings across the support functions, resulting in EUR 100 million of additional savings in 2015 and a further EUR 200 million in 2016. Philips expects to incur approximately EUR 50 million of additional annual restructuring costs in the period 2014 to 2016.

As of September 30, 2014, Philips had completed 32% of the EUR 1.5 billion share buy-back program.

Conference call and audio webcast

Frans van Houten, CEO, and Ron Wirahadiraksa, CFO, will host a conference call for investors and analysts at 10:00 am CET to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website.

Please refer to page 20 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q3	Q3
	2013	2014

Sales	5,595	5,547
EBITA	564	(7)
as a % of sales	10.1	(0.1)
EBIT	466	(91)
as a % of sales	8.3	(1.6)
Financial income (expenses)	(92)	(81)
Income taxes	(110)	38
Results investments in associates	6	42
Net income (loss) from continuing operations	270	(92)
Discontinued operations	11	(11)
Net income (loss)	281	(103)

Net income (loss) attributable to shareholders per common share (in euros) - diluted	0.31	(0.11)

Net income

•	Net income showed a loss of EUR 103 million, compared to a profit of EUR 281 million in Q3 2013. The year-on-year decrease reflects higher charges related to incidental items and lower operational results, partly offset by lower income tax and higher results from investments in associates.

•	EBITA amounted to a loss of EUR 7 million, compared to a profit of EUR 564 million, or 10.1% of sales, in Q3 2013. Restructuring and acquisition-related charges amounted to EUR 79 million, compared to EUR 41 million in Q3 2013.

•	Q3 2014 also included charges of EUR 366 million related to the jury verdict in the Masimo litigation, EUR 49 million of mainly inventory write-downs related to the Cleveland facility, EUR 43 million of provisions related to various ongoing legal matters, and EUR 6 million of costs associated with setting up Automotive and Lumileds as a stand-alone company. Q3 2013 included a settlement loss of EUR 31 million arising from a lump-sum offering to terminated vested employees in the US pension plan.

•	EBITA, excluding restructuring and acquisition-related charges and other items, was EUR 536 million, or 9.7% of sales, compared to EUR 636 million, or 11.4% of sales, in Q3 2013. Unfavorable currency effects had an impact on Q3 2014 EBITA of 0.9 percentage points of sales.

•	Income taxes amounted to a gain of EUR 38 million, compared to an expense of EUR 110 million in Q3 2013, largely due to an earnings loss recorded in the period.

•	Results from investments in associates amounted to EUR 42 million, which included a EUR 32 million dilution gain related to Philips’ stake in Corindus Vascular Robotics.

•	Discontinued operations decreased by EUR 22 million, mainly due to the European Commission’s Smartcard fine.

Q3 2014 Quarterly report	5

Sales by sector

in millions of euros unless otherwise stated

	Q3	Q3	% change
	2013	2014	nominal	comparable

Healthcare	2,258	2,234	(1)	1
Consumer Lifestyle	1,091	1,114	2	5
Lighting	2,084	2,056	(1)	(1)
Innovation, Group & Services	162	143	(12)	(15)

Philips Group	5,595	5,547	(1)	0

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q3	Q3	% change
	2013	2014	nominal	comparable

Western Europe	1,382	1,370	(1)	(2)
North America	1,710	1,667	(3)	(1)
Other mature geographies	434	445	3	4

Total mature geographies	3,526	3,482	(1)	(1)
Growth geographies	2,069	2,065	0	2

Philips Group	5,595	5,547	(1)	0

Sales per sector

•	Group sales amounted to EUR 5,547 million, remaining flat year-on-year on a comparable basis. Group nominal sales declined by 1%, mainly due to negative currency effects.

•	Healthcare comparable sales increased 1% year-on-year. Customer Services and Home Health Solutions achieved mid-single-digit growth, Patient Care & Clinical Informatics recorded low-single-digit growth, while Imaging Systems posted a mid-single-digit decline.

•	Consumer Lifestyle comparable sales increased by 5%. Mid-single-digit comparable sales growth was seen at Health & Wellness and Domestic Appliances, while Personal Care recorded low-single-digit growth.

•	Lighting comparable sales showed a 1% decline year-on-year. Lumileds achieved double-digit growth, while Automotive posted mid-single-digit growth and Professional Lighting Solutions registered low-single-digit growth. Consumer Luminaires and Light Sources & Electronics recorded a mid-single-digit decline.

Sales per geographic cluster

•	Growth geographies delivered 2% comparable sales growth year-on-year, driven by higher sales at Healthcare and Consumer Lifestyle. Strong growth was seen in India, Africa and Central & Eastern Europe, while China was flat year-on-year.

•	Comparable sales in mature geographies decreased by 1% compared to Q3 2013, due to Healthcare and Lighting. Other mature geographies showed low-single-digit growth, while Western Europe and North America recorded a low-single-digit decline.

6	Q3 2014 Quarterly report

EBITA

in millions of euros unless otherwise stated

	3rd quarter
	2013		2014
	amount	as a % of sales	amount	as a % of sales

Healthcare	329	14.6	(151)	(6.8)
Consumer Lifestyle	116	10.6	114	10.2
Lighting	177	8.5	162	7.9
Innovation, Group & Services	(58)	—	(132)	—

Philips Group	564	10.1	(7)	(0.1)

EBITA excluding restructuring and acquisition-related charges and other items

in millions of euros unless otherwise stated

	3rd quarter
	2013		2014
	amount	as a % of sales	amount	as a % of sales

Healthcare	330	14.6	267	12.0
Consumer Lifestyle	121	11.1	118	10.6
Lighting	213	10.2	199	9.7
Innovation, Group & Services	(28)	—	(48)	—

Philips Group	636	11.4	536	9.7

EBIT

in millions of euros unless otherwise stated

	Q3 2013	Q3 2014

Healthcare	283	(190)
Consumer Lifestyle	102	101
Lighting	140	134
Innovation, Group & Services	(59)	(136)

Philips Group	466	(91)
as a % of sales	8.3	(1.6)

Earnings per sector

•	Healthcare EBITA decreased by EUR 480 million year-on-year. Excluding restructuring and acquisition-related charges, charges of EUR 366 million related to the jury verdict in the Masimo litigation, and EUR 49 million of mainly inventory write-downs related to the Cleveland facility, EBITA amounted to EUR 267 million, or 12.0% of sales, compared to EUR 330 million, or 14.6% of sales, in Q3 2013. The decrease was mainly attributable to operational losses due to the voluntary suspension of production at the Cleveland facility and negative currency impacts.

•	Consumer Lifestyle EBITA decreased by EUR 2 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA was EUR 118 million, or 10.6% of sales, compared to EUR 121 million, or 11.1% of sales, in Q3 2013. The decrease was largely attributable to lower gross margins.

•	Lighting EBITA decreased by EUR 15 million year-on-year. Excluding restructuring and acquisition-related charges and EUR 6 million of costs associated with setting up Automotive and Lumileds as a stand-alone company, EBITA was EUR 199 million, or 9.7% of sales, compared to EUR 213 million, or 10.2% of sales, in Q3 2013. The decrease was mainly due to customer credit provisions in China.

•	Innovation, Group & Services EBITA decreased by EUR 74 million year-on-year. Excluding restructuring and acquisition-related charges, EUR 43 million of provisions related to various ongoing legal matters in Q3 2014, and the EUR 31 million pension settlement loss of Q3 2013, EBITA was a net cost of EUR 48 million, compared to a net cost of EUR 28 million in Q3 2013. The decrease was mainly due to higher investments in emerging business areas and lower IP income.

Q3 2014 Quarterly report	7

Financial income and expenses

in millions of euros

	Q3	Q3
	2013	2014

Net interest expenses	(61)	(65)
Other	(31)	(16)

	(92)	(81)

Cash balance

in millions of euros

	Q3	Q3
	2013	2014

Beginning cash balance	2,307	1,435
Free cash flow	122	166
Net cash flow from operating activities	342	365
Net capital expenditures	(220)	(199)
Acquisitions and divestments of businesses	(5)	(148)
Other cash flow from investing activities	(7)	96
Treasury shares transactions	(18)	(120)
Changes in debt/other	(236)	310
Dividend paid	(41)	(44)
Net cash flow discontinued operations	(88)	21

Ending balance	2,034	1,716

Cash flows from operating activities

in millions of euros

Financial income and expenses

•	Financial income and expenses amounted to a net expense of EUR 81 million, compared to EUR 92 million in Q3 2013. The decrease of EUR 11 million was largely attributable to gains on the sale of financial assets, partly offset by interest expense related to the jury verdict in the Masimo litigation.

Cash balance

•	The cash balance increased during Q3 2014 to EUR 1,716 million, with a free cash inflow of EUR 166 million, which included an outflow of EUR 45 million in the form of a pension contribution related to the de-risking of the Dutch pension plan. The cash balance was also impacted by a EUR 148 million outflow, mainly related to the acquisition of a 51% interest in General Lighting Company (GLC) in Saudi Arabia, EUR 96 million mainly related to gains on the sale of financial assets, the use of EUR 120 million in treasury shares transactions, and EUR 310 million related to debt issuance.

•	In Q3 2013 the cash balance decreased to EUR 2,034 million. A free cash flow of EUR 122 million was more than offset by a net outflow of EUR 236 million, mainly related to debt redemption, and a EUR 88 million outflow related to discontinued operations.

Cash flows from operating activities

•	Operating activities resulted in a cash inflow of EUR 365 million, compared to an inflow of EUR 342 million in Q3 2013. Higher cash flows from working capital were partly offset by lower cash earnings.

8	Q3 2014 Quarterly report

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Inventories

as a % of sales1)

1)	Sales calculated over the preceding 12 months
2)	Excludes inventories of Audio, Video, Multimedia and Accessories business

Net debt and group equity

in billions of euros

Gross capital expenditures

•	Gross capital expenditures on property, plant and equipment were EUR 22 million lower than in Q3 2013, mainly due to lower investments at Lighting and Consumer Lifestyle.

Inventories

•	Inventory value at the end of Q3 2014 was EUR 4.0 billion and amounted to 17.6% of sales.

•	Compared to Q3 2013, inventories as a percentage of sales increased by 1.2 percentage points, driven by increases at Healthcare, Lighting and the consolidation of General Lighting Company (GLC).

Net debt and group equity

•	At the end of Q3 2014, Philips had a net debt position of EUR 2.6 billion, compared to EUR 2.0 billion at the end of Q3 2013. During the quarter, the net debt position increased by EUR 260 million, as higher debt issuance was partly offset by a free cash inflow of EUR 166 million and EUR 96 million mainly related to the sale of financial assets.

•	Group equity increased by EUR 243 million in the quarter to EUR 11.0 billion. The increase was largely a result of currency effects, partly offset by net losses incurred during the period and treasury shares transactions.

Q3 2014 Quarterly report	9

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations, comprising the Audio, Video, Multimedia and Accessories business divested at the end of Q2 2014, had 2,187 employees in Q3 2013.
2)	Number of employees includes 13,466 third-party workers in Q3 2014 (Q2 2014: 13,065, Q3 2013: 12,336).

Employees

•	The number of employees increased by 1,590 year-on-year. This included a reduction of 705 due to divestments and an increase of 1,467 related to the acquisition of GLC in Saudi Arabia. Excluding these movements, the number of employees increased by 828, as industrial footprint rationalization at Lighting was more than offset by increases in all other sectors.

•	The number of employees increased by 2,427 compared to Q2 2014, largely due to the GLC acquisition and increases at Consumer Lifestyle and IG&S.

10	Q3 2014 Quarterly report

Healthcare

Key data

in millions of euros unless otherwise stated

	Q3 2013	Q3 2014

Sales	2,258	2,234
Sales growth
% nominal	(8)	(1)
% comparable	0	1
EBITA	329	(151)
as a % of sales	14.6	(6.8)
EBIT	283	(190)
as a % of sales	12.5	(8.5)
Net operating capital (NOC)	7,525	7,261
Number of employees (FTEs)1)	37,569	37,340

1)	Number of employees includes 2,594 third-party workers in Q3 2014 (Q3 2013: 2,560).

Sales

in millions of euros

EBITA

Business highlights

•	Reflecting its focus on long-term partnerships, Philips signed a 15-year alliance with the Reinier de Graaf hospital in the Netherlands that includes advanced imaging solutions, customized services and consultancy to continuously improve the hospital’s clinical and operational performance.

•	Building on the strategic long-term collaboration with Stockholm City Council and the Karolinska University hospital announced earlier, Philips’ scope has further increased to include image-guided therapy solutions and consultancy services for the hospital’s stroke care workflow.

•	In a further advance to make affordable healthcare accessible to wider patient populations, Philips launched the VISIQ, an ultra-mobile tablet-based system for quality ultrasound imaging, in India. Philips also received US FDA 510(k) clearance for the VISIQ.

•	Helping patients’ transition from hospital to home, Philips’ first clinical applications for its HealthSuite Digital Platform, eCareCoordinator and eCareCompanion, received US FDA 510(k) clearance. These applications give clinicians better patient data access and analysis, and help patients manage their health.

•	Recognizing Philips’ innovation in patient interface solutions, the US Department of Health and Human Services awarded Philips a three-year contract to develop portable and easy-to-operate ventilators for disaster preparedness in the event of a pandemic or other public health emergency.

Financial performance

•	Currency-comparable equipment order intake showed a low-single-digit decline year-on-year. Patient Care & Clinical Informatics recorded mid-single-digit growth. Imaging Systems posted a mid-single-digit decline.

•	Equipment order intake in growth geographies showed a high-single-digit increase, with strong growth in Middle East & Turkey and Russia & Central Asia, while China posted low-single-digit growth. Western Europe achieved mid-single-digit growth, while other mature geographies recorded a double-digit decline and North America posted a high-single-digit decline.

Q3 2014 Quarterly report	11

EBITA excluding restructuring and acquisition-related charges and other items

•	Comparable sales grew 1% year-on-year. Customer Services and Home Health Solutions achieved mid-single-digit growth, Patient Care & Clinical Informatics recorded low-single-digit growth, while Imaging Systems posted a mid-single-digit decline.

•	Comparable sales in growth geographies showed mid-single-digit growth. Western Europe recorded a low-single-digit decline, while other mature geographies achieved mid-single-digit growth. North America recorded a 1% decline.

•	EBITA amounted to a loss of EUR 151 million, compared to a profit of EUR 329 million, or 14.6% of sales, in Q3 2013. EBITA included charges of EUR 366 million related to the jury verdict in the Masimo litigation and EUR 49 million of mainly inventory write-downs related to the Cleveland facility.

•	Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 267 million, or 12.0% of sales, compared to EUR 330 million, or 14.6% of sales, in Q3 2013. The decrease was mainly due to operational losses related to the voluntary suspension of production at the Cleveland facility and negative currency impacts.

•	Net operating capital, excluding a positive currency translation effect of EUR 314 million, decreased by EUR 578 million. This decrease was largely driven by higher provisions and lower fixed assets, partly offset by increased working capital.

•	Inventories as a percentage of sales increased by 1.5 percentage points year-on-year.

•	Compared to Q3 2013, the number of employees was 229 lower, mainly due to overhead reduction and divestments. Compared to Q2 2014, the number of employees increased by 183, with reductions in North America more than offset by increases in Asia Pacific.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2014 are expected to total approximately EUR 60 million, mainly related to the implementation of the new operating structure.

•	As announced on September 23, 2014, the additional EBITA impact related to the Cleveland facility is expected to be EUR 100 million in the second half of 2014. Philips is making good progress in the remediation of the quality management system at the Cleveland facility. Philips has now also resumed production of the iCT and Ingenuity scanners, and production ramp-up will continue through the first quarter of 2015.

12	Q3 2014 Quarterly report

Consumer Lifestyle

Key data

in millions of euros unless otherwise stated

	Q3	Q3
	2013	2014

Sales	1,091	1,114
Sales growth
% nominal	4	2
% comparable	9	5
EBITA	116	114
as a % of sales	10.6	10.2
EBIT	102	101
as a % of sales	9.3	9.1
Net operating capital (NOC)	1,164	1,408
Number of employees (FTEs)1)	15,918	17,472

1)	Number of employees includes 3,918 third-party workers in Q3 2014 (Q3 2013: 3,206).

Sales

in millions of euros

EBITA

Business highlights

•	Empowering consumers to take control of their own health with digital solutions for healthy living and disease prevention, Philips launched its latest connected devices and apps at IFA in Berlin. Highlights included a smart air purifier, an app to manage treatment of chronic pain, and an oral healthcare app to help kids brush their teeth more effectively.

•	Delivering on its Male Grooming growth strategy to drive loyalty and create more value among existing users, Philips is launching the Philips Shaver Series 9000 in 47 countries around the world.

•	Geographical expansion and localization of product innovations led to solid growth for Domestic Appliances worldwide, largely driven by the Philips Airfryer. Providing families with the opportunity to cook healthier food, the Philips Airfryer continues to be successful, with 3.7 million units sold globally.

•	Enabling consumers to experience professional beauty treatments at home, Philips broadened its Beauty portfolio with innovations in skincare, hair removal and haircare. The newest Philips Lumea, VisaPure and VisaCare are delivering strong growth in markets around the world, including China, India, Germany, the Middle East and Turkey.

•	Building on a successful introduction in China, the Philips NoodleMaker is showing great growth momentum in Japan. Using local insights, Philips worked with Japanese experts to develop noodle recipes suitable for people with diabetes or gluten intolerance. The NoodleMaker is now also available as a pasta maker in Australia and North America.

Financial performance

•	Comparable sales increased by 5%. Mid-single-digit comparable sales growth was seen at Health & Wellness and Domestic Appliances, while Personal Care recorded low-single-digit growth.

•	Comparable sales in Western Europe and other mature geographies showed mid-single-digit growth, while North America recorded a low-single-digit decline. Growth geographies recorded mid-single-digit growth.

•	EBITA amounted to EUR 114 million, or 10.2% of sales, compared to EUR 116 million, or 10.6% of sales, in Q3 2013.

Q3 2014 Quarterly report	13

EBITA excluding restructuring and acquisition-related charges and other items

•	Excluding restructuring and acquisition-related charges, EBITA was EUR 118 million, or 10.6% of sales, compared to EUR 121 million, or 11.1% of sales, in Q3 2013. The decrease was largely attributable to lower gross margins.

•	Net operating capital, excluding a positive currency translation effect of EUR 55 million, increased by EUR 189 million year-on-year. The increase was largely driven by higher working capital and a reduction in provisions.

•	Inventories as a percentage of sales improved by 0.4 percentage points year-on-year.

•	The number of employees increased by 1,554 year-on-year, mainly due to increases in third-party workers at Domestic Appliances. Compared to Q2 2014, the number of employees increased by 586, the majority in Europe and Asia Pacific.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2014 are expected to total approximately EUR 10 million.

14	Q3 2014 Quarterly report

Lighting

Key data

in millions of euros unless otherwise stated

	Q3	Q3
	2013	2014

Sales	2,084	2,056
Sales growth
% nominal	(3)	(1)
% comparable	3	(1)
EBITA	177	162
as a % of sales	8.5	7.9
EBIT	140	134
as a % of sales	6.7	6.5
Net operating capital (NOC)	4,668	5,078
Number of employees (FTEs)1)	47,875	46,766

1)	Number of employees includes 5,531 third-party workers in Q3 2014 (Q3 2013: 5,821).

Sales

in millions of euros

EBITA

Business highlights

•	Philips partnered with Alfamart to install LED lighting solutions in nearly 1,000 convenience stores across Indonesia. The lighting will enhance the stores’ atmosphere and reduce energy consumption by up to 50%.

•	Further expanding its Hue ecosystem, Philips introduced Hue Beyond, the first of a range of connected luminaires. Hue Beyond has a dual light source that combines functional, ambient and mood lighting for every space in the home.

•	Philips delivered LED pitch lighting for Chelsea’s Stamford Bridge stadium – the first top-flight soccer venue to feature this pioneering lighting system, improving visual conditions for both players and fans.

•	Philips’ connected LED lighting transformed Kazakhstan’s Baiterek Monument and Tulpar and Maral bridges into iconic landmarks, while at the same time reducing energy consumption by 85% compared to the previous lighting systems.

•	While reducing energy consumption by 80%, Philips applied colorful and dynamic LED lighting effects to enhance the beauty of Cape Town’s Castle of Good Hope.

Financial performance

•	Comparable sales showed a 1% decline year-on-year. Lumileds achieved double-digit growth, while Automotive posted mid-single-digit growth and Professional Lighting Solutions registered low-single-digit growth. Consumer Luminaires and Light Sources & Electronics recorded a mid-single-digit decline.

•	Excluding Lumileds and Automotive sales, comparable sales showed a low-single-digit decline. Mature geographies posted a low-single-digit increase, while growth geographies recorded a high-single-digit decline.

•	LED-based sales grew 28% year-on-year and now represent 40% of total Lighting sales, compared to 30% in Q3 2013.

•	EBITA amounted to EUR 162 million, or 7.9% of sales, compared to EUR 177 million, or 8.5% of sales, in Q3 2013.

Q3 2014 Quarterly report	15

EBITA excluding restructuring and acquisition-related charges and other items

•	EBITA, excluding restructuring and acquisition-related charges and EUR 6 million of costs associated with setting up Automotive and Lumileds as a stand-alone company, was EUR 199 million, or 9.7% of sales, compared to EUR 213 million, or 10.2% of sales, in Q3 2013. The decrease was mainly due to customer credit provisions in China.

•	Net operating capital, excluding a positive currency translation effect of EUR 192 million, increased by EUR 218 million year-on-year. The increase was mainly due to an increase in working capital, which included the consolidation of General Lighting Company (GLC) of Saudi Arabia.

•	Inventories as a percentage of sales (including the GLC acquisition) increased by 1.9 percentage points year-on-year.

•	Compared to Q3 2013, the number of employees decreased by 1,109, with industrial footprint rationalization partly offset by an increase of 1,467 employees from the GLC acquisition. The number of employees increased by 1,319 compared to Q2 2014 due to the GLC acquisition.

Miscellaneous

•	Restructuring and acquisition-related charges in Q4 2014 are expected to total approximately EUR 160 million, mainly driven by industrial footprint rationalization.

•	Costs associated with the process to combine the Lumileds (LED components) and Automotive lighting businesses into a stand-alone company are expected to amount to EUR 15 million in Q4 2014.

16	Q3 2014 Quarterly report

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q3	Q3
	2013	2014

Sales	162	143
Sales growth
% nominal	1	(12)
% comparable	(5)	(15)
EBITA of:
Group Innovation	(28)	(43)
IP Royalties	82	73
Group and Regional Costs	(33)	(47)
Accelerate! investments	(34)	(30)
Pensions	(32)	(2)
Service Units and Other	(13)	(83)

EBITA	(58)	(132)
EBIT	(59)	(136)
Net operating capital (NOC)	(3,108)	(2,906)
Number of employees (FTEs)1)	12,309	13,683

1)	Number of employees includes 1,424 third-party workers in Q3 2014 (Q3 2013: 605).

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•	As part of its ongoing investments in emerging business areas, Philips acquired Unisensor to further strengthen its early-stage businesses in point-of-care testing for hospital and home and support its ambition to become a leader in this new growth market.

•	Capturing growth opportunities in addition to the emerging digital pathology market for hospitals and health systems, Philips signed a global agreement with IDEXX Laboratories. As part of the agreement, IDEXX Laboratories will use Philips’ Digital Pathology Solution VET to enhance collaboration and reduce turnaround times to provide even better service to veterinarians.

•	In the 2014 Interbrand annual ranking of the world’s most valuable brands, Philips has reached a record value of more than USD 10 billion, an increase of 5% compared to last year.

•	Philips received top scores in the 2014 Dow Jones Sustainability Index, with highest results for its Best in Class performance on Climate Strategy and Product Stewardship. The ranking underlines Philips’ ongoing commitment to sustainability and its journey toward a Circular Economy.

•	Philips won a total of eight awards in the Successful Design Awards China 2014 for products and solutions from its entire portfolio, including the Airfryer XL and the Efficia Defibrillator Monitor.

Financial performance

•	Sales decreased from EUR 162 million in Q3 2013 to EUR 143 million in Q3 2014, mainly due to lower Group Innovation and IP royalty income.

•	EBITA amounted to a net cost of EUR 132 million, compared to a net cost of EUR 58 million in Q3 2013. EBITA in Q3 2014 included EUR 43 million of provisions related to various ongoing legal matters, while Q3 2013 included a EUR 31 million settlement loss arising from a lump-sum offering to terminated vested employees in the US pension plan. Net restructuring charges in Q3 2014 amounted to EUR 41 million, compared to a net release of EUR 1 million in Q3 2013.

•	Excluding restructuring and acquisition-related charges and other items, EBITA was a net cost of EUR 48 million, compared to a net cost of EUR 28 million in Q3 2013. The decrease was mainly due to higher investments in emerging business areas and lower IP income.

Q3 2014 Quarterly report	17

EBITA excluding restructuring and acquisition-related charges and other items

in millions of euros

•	Net operating capital, excluding a negative currency translation effect of EUR 113 million, increased by EUR 315 million year-on-year, mainly due to a decrease in pension liabilities.

•	Compared to Q3 2013, the number of employees increased by 1,374, primarily driven by an increase in temporary workers in the IT Service Units as well as a shift of employees from the sectors to the Enterprise Information Management Service Unit. The number of employees increased by 339 compared to Q2 2014.

Miscellaneous

•	Restructuring charges in Q4 2014 are expected to total approximately EUR 60 million, mainly related to optimization of the organizational structure.

18	Q3 2014 Quarterly report

Other information

On October 3, 2014 Philips announced that it will appeal the jury verdict in the patent infringement lawsuit by Masimo Corporation (Masimo) in the United States District Court for the District of Delaware against Philips, in which Masimo was awarded a compensation of USD 467 million (EUR 366 million).

The decision by the jury is part of extensive litigation, which started in 2009, between Masimo and Philips involving several claims and counterclaims related to a large number of patents.

The lawsuit filed by Masimo alleges that certain Masimo patents are infringed by certain Philips products. In response, Philips filed its answer and counterclaims alleging infringement of a number of Philips’ patents and violation of US antitrust laws and patent misuse by Masimo.

The Court has decided to handle the litigation in several phases, the first phase of which was tried in September 2014. The recent decision by the jury is associated with this first phase of the litigation. As stated, Philips intends to pursue all avenues of appeal of this verdict at both the District and Appellate courts in the US.

Due to the considerable uncertainty associated with the next phases of this litigation, including the impact of the appeals thereon, the company has concluded that, on the basis of current knowledge, potential losses cannot be reliably estimated with respect to the remaining phases of the litigation. The outcome of the litigation could have a materially adverse effect on the company’s consolidated financial position, results of operations and cash flows.

Q3 2014 Quarterly report	19

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA and future developments in the organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy, the ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, the ability to identify and complete successful acquisitions and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2013 and the “Risk and uncertainties” section in the semi-annual financial report for the six months ended June 29, 2014.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2013.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2013. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2013, unless otherwise stated.

Prior-period financials have been restated for two voluntary accounting policy changes applied as of January 1, 2014. The first voluntary accounting policy change relates to a reclassification of cost by function in

20	Q3 2014 Quarterly report

the income statement. Company-wide overhead and indirect Business function costs will be brought more in line with the actual activities performed in the markets. This change has no net effect on Income from operations. The second voluntary accounting policy change relates to a change in the presentation in the cash flow statement. Up and until 2013 the cash flows related to interest, tax and pensions were presented in a table separate from the primary consolidated statement of cash flows. The presentation change results in the separate presentation of the interest and tax cash flows in cash flow from operating activities. The pension cash flows are separately presented as part of the pension disclosures. The presentation change has no impact on the net cash flows from operating activities nor the total net cash balance as these cash flows previously used to be part of other aggregated sub lines of the primary consolidated statement of cash flows. An overview of the revised full-year 2012 and 2013 figures per quarter is available on the Philips website, in the Investor Relations section.

Q3 2014 Quarterly report	21

Condensed consolidated statements of income

in millions of euros unless otherwise stated

	3rd quarter		January to September
	2013	2014	2013	2014

Sales	5,595	5,547	16,472	15,853
Cost of sales	(3,226)	(3,722)	(9,616)	(9,830)

Gross margin	2,369	1,825	6,856	6,023

Selling expenses	(1,245)	(1,277)	(3,733)	(3,720)
General and administrative expenses	(221)	(196)	(617)	(554)
Research and development expenses	(449)	(398)	(1,309)	(1,244)
Impairment of goodwill				(3)
Other business income	20	21	102	40
Other business expenses	(8)	(66)	(20)	(74)

Income from operations	466	(91)	1,279	468

Financial income	15	64	51	95
Financial expenses	(107)	(145)	(304)	(319)

Income before taxes	374	(172)	1,026	244

Income tax expense	(110)	38	(300)	(42)

Income after taxes	264	(134)	726	202

Results relating to investments in associates	6	42	21	65

Net income (loss) from continuing operations	270	(92)	747	267

Discontinued operations - net of income tax	11	(11)	13	10

Net income (loss)	281	(103)	760	277

Attribution of net income for the period
Net income (loss) attributable to shareholders	282	(104)	760	276
Net income (loss) attributable to non-controlling interests	(1)	1	0	1

Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	914,431	922,180	910,145	911,173
- diluted	922,209	928,293	917,701	919,191

Net income (loss) attributable to shareholders per common share in euros:
- basic	0.31	(0.11)	0.84	0.30
- diluted	0.31	(0.11)	0.83	0.30

22	Q3 2014 Quarterly report

Condensed consolidated balance sheets

in millions of euros unless otherwise stated

	September 29,	December 31,	September 28,
	2013	2013	2014

Non-current assets:
Property, plant and equipment	2,813	2,780	2,773
Goodwill	6,654	6,504	7,048
Intangible assets excluding goodwill	3,400	3,262	3,387
Non-current receivables	163	144	188
Investments in associates	165	161	158
Other non-current financial assets	596	496	448
Deferred tax assets	1,826	1,675	2,064
Other non-current assets	67	63	78

Total non-current assets	15,684	15,085	16,144

Current assets:
Inventories	3,832	3,240	3,979
Other current financial assets	10	10	126
Other current assets	425	354	458
Derivative financial assets	138	150	130
Income tax receivable	136	70	237
Receivables	4,580	4,678	5,021
Assets classified as held for sale	486	507	109
Cash and cash equivalents	2,034	2,465	1,716

Total current assets	11,641	11,474	11,776

Total assets	27,325	26,559	27,920
Shareholders’ equity	10,913	11,214	10,912
Non-controlling interests	38	13	89

Group equity	10,951	11,227	11,001

Non-current liabilities:
Long-term debt	3,374	3,309	3,584
Long-term provisions	2,011	1,903	2,249
Deferred tax liabilities	104	76	149
Other non-current liabilities	1,754	1,568	1,528

Total non-current liabilities	7,243	6,856	7,510

Current liabilities:
Short-term debt	692	592	725
Derivative financial liabilities	413	368	662
Income tax payable	119	143	90
Accounts and notes payable	3,076	2,462	3,069
Accrued liabilities	2,895	2,830	2,816
Short-term provisions	613	651	791
Liabilities directly associated with assets held for sale	245	348	3
Other current liabilities	1,078	1,082	1,253

Total current liabilities	9,131	8,476	9,409

Total liabilities and group equity	27,325	26,559	27,920

Q3 2014 Quarterly report	23

Condensed consolidated statements of cash flows

in millions of euros

	3rd quarter		January to September
	2013	2014	2013	2014

Cash flows from operating activities:
Net income (loss)	281	(103)	760	277
Result of discontinued operations - net of income tax	(11)	11	(13)	(10)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairments of fixed assets	329	318	945	916
Impairment of goodwill and other non-current financial assets	3	1	6	18
Net gain on sale of assets	(9)	(65)	(49)	(74)
Interest income	(19)	(8)	(40)	(28)
Interest expense on debt, borrowings and other liabilities	66	61	198	168
Income tax expense	110	(38)	300	42
Income from investments in associates	(7)	(41)	(22)	(64)
(Increase) decrease in working capital:	(221)	196	(1,058)	206
Increase in receivables and other current assets	(394)	(278)	(382)	(106)
Increase in inventories	(262)	(137)	(656)	(543)
(Decrease) increase in accounts payable, accrued and other liabilities	435	611	(20)	855
Increase in non-current receivables, other assets and other liabilities	(3)	(108)	(124)	(580)
Increase (decrease) in provisions	(74)	478	(241)	414
Other items	117	(182)	166	(165)
Interest paid	(101)	(92)	(240)	(206)
Interest received	18	8	38	27
Dividends received from investments in associates	0	19	6	33
Income taxes paid	(137)	(90)	(376)	(299)

Net cash provided by operating activities	342	365	256	675

Cash flows from investing activities:
Net capital expenditures	(220)	(199)	(670)	(598)
Purchase of intangible assets	(9)	(26)	(17)	(58)
Expenditures on development assets	(88)	(73)	(268)	(229)
Capital expenditures on property, plant and equipment	(138)	(116)	(408)	(337)
Proceeds from sale of property, plant and equipment	15	16	23	26
Cash from (to) derivatives and current financial assets	(12)	7	(94)	5
Purchase of other non-current financial assets	(1)	(2)	(5)	(74)
Proceeds from other non-current financial assets	6	91	15	93
Purchase of businesses, net of cash acquired	1	(145)	(5)	(164)
Net proceeds from (used for) sale of interest in businesses	(6)	(3)	85	(59)

Net cash used for investing activities	(232)	(251)	(674)	(797)

Cash flows from financing activities:
Proceeds from issuance (payments) of short-term debt	(76)	238	(203)	334
Principal payments on long-term debt	(126)	(21)	(167)	(314)
Proceeds from issuance of long-term debt	14	19	48	45
Treasury shares transactions	(18)	(120)	(505)	(462)
Dividend paid	(41)	(44)	(272)	(292)

Net cash (used for) provided by financing activities	(247)	72	(1,099)	(689)

24	Q3 2014 Quarterly report

	3rd quarter		January to September
	2013	2014	2013	2014

Net cash (used for) provided by continuing operations	(137)	186	(1,517)	(811)

Cash flows from discontinued operations:
Net cash (used for) provided by operating activities	(49)	21	(198)	(83)
Net cash (used for) provided by investing activities	(39)	0	(50)	99

Net cash (used for) provided by discontinued operations	(88)	21	(248)	16

Net cash (used for) provided by continuing and discontinued operations	(225)	207	(1,765)	(795)

Effect of change in exchange rates on cash and cash equivalents	(48)	74	(35)	46
Cash and cash equivalents at the beginning of the period	2,307	1,435	3,834	2,465

Cash and cash equivalents at the end of the period	2,034	1,716	2,034	1,716

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Q3 2014 Quarterly report	25

Condensed consolidated statement of changes in equity

in millions of euros

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non- controlling interests	total equity

January-September 2014

Balance as of December 31, 2013	188	1,796	10,415	23	(569)	55	24	(718)	11,214	13	11,227

Total comprehensive income			(32)	(7)	523	(41)	(43)		400	1	401

Dividend distributed	3	433	(729)						(293)		(293)
Movement non-controlling interest									—	75	75
Purchase of treasury shares			(26)					(547)	(573)		(573)
Re-issuance of treasury shares		(126)	(76)					309	107		107
Share-based compensation plans		66							66		66
Income tax share-based compensation plans		(9)							(9)		(9)

Total other equity movements	3	364	(831)	0	0	0	0	(238)	(702)	75	(627)

Balance as of September 28, 2014	191	2,160	9,552	16	(46)	14	(19)	(956)	10,912	89	11,001

26	Q3 2014 Quarterly report

Pension costs and cash flows

in millions of euros

Specification of pension costs

	3rd quarter
	2013			2014
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	48	23	71	47	19	66
Settlements	0	31	31	0	0	0
Interest expense	0	17	17	0	14	14
Interest income	(1)	0	(1)	(3)	0	(3)

Total	47	71	118	44	33	77
Retiree Medical
Current service cost	0	0	0	0	1	1
Interest expense	0	2	2	0	3	3

Total	0	2	2	0	4	4
Defined-contribution plans
Cost	3	34	37	2	33	35
of which discontinued operations	0	1	1	0	0	0

Specification of pension costs
	January to September
	2013			2014
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	144	64	208	139	54	193
Past service cost (incl. curtailments)	0	(78)	(78)	0	0	0
Settlements	0	31	31	0	0	0
Interest expense	0	49	49	0	42	42
Interest income	(3)	0	(3)	(8)	0	(8)

Total	141	66	207	131	96	227
of which discontinued operations	1	0	1	1	0	1
Retiree Medical
Current service cost	0	1	1	0	1	1
Interest expense	0	8	8	0	9	9

Total	0	9	9	0	10	10
Defined-contribution plans
Costs	7	105	112	6	101	107
of which discontinued operations	0	2	2	0	1	1

Pension cash flows

	3rd quarter		January to September
	2013	2014	2013	2014

Contributions and benefits paid by the Company	157	194	489	845

Q3 2014 Quarterly report	27

Sectors

in millions of euros unless otherwise stated

Sales and income from operations

	3rd quarter
	2013			2014
	sales	income from operations		sales	income from operations

			as a % of sales			as a % of sales

Healthcare	2,258	283	12.5	2,234	(190)	(8.5)
Consumer Lifestyle	1,091	102	9.3	1,114	101	9.1
Lighting	2,084	140	6.7	2,056	134	6.5
Innovation, Group & Services	162	(59)	—	143	(136)	—

Philips Group	5,595	466	8.3	5,547	(91)	(1.6)

Sales and income from operations

	January to September
	2013			2014
	sales	income from operations		sales	income from operations

			as a % of sales			as a % of sales

Healthcare	6,747	838	12.4	6,337	105	1.7
Consumer Lifestyle	3,177	255	8.0	3,203	283	8.8
Lighting	6,107	365	6.0	5,891	353	6.0
Innovation, Group & Services	441	(179)	—	422	(273)	—

Philips Group	16,472	1,279	7.8	15,853	468	3.0

28	Q3 2014 Quarterly report

Sectors and main countries

in millions of euros

Sales, total assets and total liabilities excluding debt

	sales		total assets		total liabilities excluding debt
	January to September		September 29,	September 28,	September 29,	September 28,
	2013	2014	2013	2014	2013	2014

Healthcare	6,747	6,337	10,783	10,924	3,172	3,588
Consumer Lifestyle	3,177	3,203	3,007	3,202	1,843	1,794
Lighting	6,107	5,891	7,150	7,537	2,461	2,438
Innovation, Group & Services	441	422	5,899	6,148	4,587	4,787

			26,839	27,811	12,063	12,607
Assets and liabilities classified as held for sale			486	109	245	3

Philips Group	16,472	15,853	27,325	27,920	12,308	12,610

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to September		September 29,	September 28,
	2013	2014	2013	2014

Netherlands	463	414	867	908
United States	4,699	4,395	7,572	7,719
China	2,045	2,011	1,093	1,122
Germany	926	949	282	282
Japan	761	711	439	403
France	633	586	82	73
United Kingdom	485	503	559	597
Other countries	6,460	6,284	1,973	2,104

Philips Group	16,472	15,853	12,867	13,208

1)	Includes property, plant and equipment, goodwill, and intangible assets excluding goodwill

Q3 2014 Quarterly report	29

Reconciliation of non-GAAP performance measures

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition (in %)

	3rd quarter				January to September
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth

2014 versus 2013
Healthcare	0.6	(1.3)	(0.4)	(1.1)	(1.6)	(3.9)	(0.6)	(6.1)
Consumer Lifestyle	4.5	(2.4)	0.0	2.1	5.8	(5.0)	0.0	0.8
Lighting	(0.7)	(1.8)	1.2	(1.3)	0.3	(4.2)	0.4	(3.5)
IG&S	(15.3)	0.7	2.9	(11.7)	(7.0)	(0.5)	3.2	(4.3)

Philips Group	0.4	(1.7)	0.4	(0.9)	0.4	(4.2)	0.0	(3.8)

EBITA excluding restructuring and acquisition-related charges and other items to Income from operations (or EBIT)

	3rd quarter					January to September
	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services

2014
EBITA excluding restructuring and acquisition-related charges and other items	536	267	118	199	(48)	1,354	664	327	538	(175)

Other items	(464)	(415)		(6)	(43)	(464)	(415)		(6)	(43)
Restructuring and acquisition-related charges	(79)	(3)	(4)	(31)	(41)	(167)	(23)	(5)	(94)	(45)
EBITA (or Adjusted income from operations)	(7)	(151)	114	162	(132)	723	226	322	438	(263)

Amortization of intangibles1)	(84)	(39)	(13)	(28)	(4)	(252)	(120)	(39)	(83)	(10)
Impairment of goodwill						(3)	(1)		(2)

Income from operations (or EBIT)	(91)	(190)	101	134	(136)	468	105	283	353	(273)

2013
EBITA excluding restructuring and acquisition-related charges and other items	636	330	121	213	(28)	1,586	892	304	545	(155)

Other items	(31)				(31)	68	82	1	10	(25)
Restructuring and acquisition-related charges	(41)	(1)	(5)	(36)	1	(86)	(3)	(9)	(78)	4
EBITA (or adjusted income from operations)	564	329	116	177	(58)	1,568	971	296	477	(176)
Amortization of intangibles1)	(98)	(46)	(14)	(37)	(1)	(289)	(133)	(41)	(112)	(3)

Income from operations (or EBIT)	466	283	102	140	(59)	1,279	838	255	365	(179)

1)	Excluding amortization of software and product development

30	Q3 2014 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

September 28, 2014
Net operating capital (NOC)	10,841	7,261	1,408	5,078	(2,906)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,418	2,760	1,542	1,924	3,192
- intercompany accounts	—	122	66	92	(280)
- provisions	3,040	706	186	422	1,726
Include assets not comprised in NOC:
- investments in associates	158	75	—	21	62
- other current financial assets	126				126
- other non-current financial assets	448				448
- deferred tax assets	2,064				2,064
- cash and cash equivalents	1,716				1,716

	27,811	10,924	3,202	7,537	6,148
Assets classified as held for sale	109

Total assets	27,920

December 31, 2013
Net operating capital (NOC)	10,238	7,437	1,261	4,462	(2,922)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,453	2,541	1,275	1,672	2,965
- intercompany accounts	—	124	75	105	(304)
- provisions	2,554	278	221	452	1,603
Include assets not comprised in NOC:
- investments in associates	161	85	—	20	56
- other current financial assets	10				10
- other non-current financial assets	496				496
- deferred tax assets	1,675				1,675
- cash and cash equivalents	2,465				2,465

	26,052	10,465	2,832	6,711	6,044
Assets classified as held for sale	507

Total assets	26,559

September 29, 2013
Net operating capital (NOC)	10,249	7,525	1,164	4,668	(3,108)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,335	2,730	1,565	1,851	3,189
- intercompany accounts	—	159	79	126	(364)
- provisions	2,624	283	199	484	1,658
Include assets not comprised in NOC:
- investments in associates	165	86	—	21	58
- other current financial assets	10				10
- other non-current financial assets	596				596
- deferred tax assets	1,826				1,826
- cash and cash equivalents	2,034				2,034

	26,839	10,783	3,007	7,150	5,899
Assets classified as held for sale	486

Total assets	27,325

Q3 2014 Quarterly report	31

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Composition of net debt to group equity

	September 29, 2013	December 31, 2013	September 28, 2014

Long-term debt	3,374	3,309	3,584
Short-term debt	692	592	725

Total debt	4,066	3,901	4,309
Cash and cash equivalents	2,034	2,465	1,716

Net debt (cash) (total debt less cash and cash equivalents)	2,032	1,436	2,593

Shareholders’ equity	10,913	11,214	10,912
Non-controlling interests	38	13	89

Group equity	10,951	11,227	11,001

Net debt and group equity	12,983	12,663	13,594

Net debt divided by net debt and group equity (in %)	16	11	19
Group equity divided by net debt and group equity (in %)	84	89	81

Composition of cash flows

	3rd quarter		January to September
	2013	2014	2013	2014

Cash flows provided by (used for) operating activities	342	365	256	675
Cash flows used for investing activities	(232)	(251)	(674)	(797)

Cash flows before financing activities	110	114	(418)	(122)

Cash flows provided by (used for) operating activities	342	365	256	675
Net capital expenditures:	(220)	(199)	(670)	(598)
Purchase of intangible assets	(9)	(26)	(17)	(58)
Expenditures on development assets	(88)	(73)	(268)	(229)
Capital expenditures on property, plant and equipment	(138)	(116)	(408)	(337)
Proceeds from sale of property, plant and equipment	15	16	23	26

Free cash flows	122	166	(414)	77

32	Q3 2014 Quarterly report

Philips statistics

all amounts in millions of euros unless otherwise stated

	2013				2014
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	5,245	5,632	5,595	6,785	5,013	5,293	5,547
comparable sales growth %	1	3	3	7	0	0	0

Gross margin	2,124	2,363	2,369	2,891	2,018	2,180	1,825
as a % of sales	40.5	42.0	42.3	42.6	40.3	41.2	32.9

Selling expenses	(1,214)	(1,274)	(1,245)	(1,460)	(1,195)	(1,248)	(1,277)
as a % of sales	(23.1)	(22.6)	(22.3)	(21.5)	(23.8)	(23.6)	(23.0)

G&A expenses	(188)	(208)	(221)	(231)	(177)	(181)	(196)
as a % of sales	(3.6)	(3.7)	(3.9)	(3.4)	(3.5)	(3.4)	(3.5)

R&D expenses	(434)	(426)	(449)	(468)	(420)	(426)	(398)
as a % of sales	(8.3)	(7.6)	(8.0)	(6.9)	(8.4)	(8.0)	(7.2)

EBIT	306	507	466	710	227	332	(91)
as a % of sales	5.8	9.0	8.3	10.5	4.5	6.3	(1.6)

EBITA	403	601	564	881	315	415	(7)
as a % of sales	7.7	10.7	10.1	13.0	6.3	7.8	(0.1)

Net income (loss)	162	317	281	412	137	243	(103)

Net income (loss) attributable to shareholders	161	317	282	409	138	242	(104)
Net income (loss) - shareholders per common share in euros - diluted	0.17	0.35	0.31	0.44	0.15	0.26	(0.11)

Q3 2014 Quarterly report	33

Philips statistics (continued)

all amounts in millions of euros unless otherwise stated

	2013				2014
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	5,245	10,877	16,472	23,257	5,013	10,306	15,853
comparable sales growth %	1	2	2	3	0	0	0

Gross margin	2,124	4,487	6,856	9,747	2,018	4,198	6,023
as a % of sales	40.5	41.3	41.6	41.9	40.3	40.7	38.0

Selling expenses	(1,214)	(2,488)	(3,733)	(5,193)	(1,195)	(2,443)	(3,720)
as a % of sales	(23.1)	(22.9)	(22.7)	(22.3)	(23.8)	(23.7)	(23.5)

G&A expenses	(188)	(396)	(617)	(848)	(177)	(358)	(554)
as a % of sales	(3.6)	(3.6)	(3.7)	(3.6)	(3.5)	(3.5)	(3.5)

R&D expenses	(434)	(860)	(1,309)	(1,777)	(420)	(846)	(1,244)
as a % sales	(8.3)	(7.9)	(7.9)	(7.6)	(8.4)	(8.2)	(7.8)

EBIT	306	813	1,279	1,989	227	559	468
as a % of sales	5.8	7.5	7.8	8.6	4.5	5.4	3.0

EBITA	403	1,004	1,568	2,449	315	730	723
as a % of sales	7.7	9.2	9.5	10.5	6.3	7.1	4.6

Net income	162	479	760	1,172	137	380	277

Net income attributable to shareholders	161	478	760	1,169	138	380	276
Net income - shareholders per common share in euros - diluted	0.17	0.52	0.83	1.27	0.15	0.41	0.30

Net income from continuing operations as a % of shareholders’ equity	5.9	9.0	9.4	10.6	5.8	7.2	3.5

	period ended 2013				period ended 2014

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	905,381	913,874	915,095	913,338	913,485	923,933	919,973
Shareholders’ equity per common share in euros	12.33	11.78	11.93	12.28	12.06	11.63	11.86

Inventories as a % of sales1)	15.5	15.7	16.4	13.9	14.9	16.0	17.6
Inventories excluding discontinued operations	3,616	3,680	3,815	3,226	3,433	3,637	3,978

Net debt : group equity ratio	12:88	16:84	16:84	11:89	15:85	18:82	19:81

Net operating capital	9,969	10,184	10,249	10,238	10,381	10,500	10,841

Total employees	118,085	117,369	115,858	116,082	114,268	112,834	115,261
of which discontinued operations	2,355	2,245	2,187	2,226	2,195

1)	sales is calculated over the preceding 12 months

34	Q3 2014 Quarterly report

PHILIPS

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